THE WESTAIM CORPORATION
INFORMATION CIRCULAR

The Westaim Corporation
Information Circular
MATTERS REQUIRING SHAREHOLDER APPROVAL
     This proxy information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management (the “Management”) of The Westaim Corporation (the “Corporation”) for use at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held at The Metro Toronto Convention Centre, North Building, Room 202 AB, 255 Front Street West, Toronto, Ontario, on Tuesday, May 13, 2008 at 10:00 a.m. Eastern Daylight Time, for the purposes set out in the Notice of Meeting (the “Notice”) accompanying this Information Circular and any adjournment(s) thereof.
Election of Directors
     The Articles of the Corporation require a minimum of three and a maximum of fifteen directors. The number of directors to be elected at an annual meeting of shareholders shall be the number of directors then in office unless the directors or shareholders by simple majority otherwise determine from time to time. The board of directors of the Corporation (the “Board”) has resolved to set the number of directors to be elected at the Meeting at seven.
     Management proposes to nominate at the Meeting and the persons named in the accompanying form of proxy intend to vote at the Meeting, unless otherwise directed, for the election of the persons whose names are set forth in the table below to serve until the next meeting of shareholders of the Corporation (the “Shareholders”) at which the election of directors is considered, or until their successors are elected or appointed. Management does not contemplate that any of the nominees will be unable to serve as a director.
     The following table and the notes thereto state the names of all persons proposed by Management to be nominated for election as directors at the Meeting, all other positions and offices with the Corporation now held by them, their principal occupation or employment, the period during which they have been directors of the Corporation, and their shareholdings, including the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them. The information contained herein as to securities beneficially owned, directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Corporation by the respective nominees.

Nominee for Election			Common Shares Owned,	Deferred Share
as Director	Age	Director Since	Controlled or Directed(1)	Units(2)

Neil Carragher	69	1996	153,907	161,810
Toronto, Ontario, Canada

Independent

Member of:
— Corporate Governance Committee — Human Resources and Compensation Committee (Chair)	Mr. Carragher is the Chairman of The Corporate Partnership Ltd. (a management consulting group).

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Nominee for Election			Common Shares Owned,	Deferred Share
as Director	Age	Director Since	Controlled or Directed(1)	Units(2)

Ian W. Delaney	64	1996	5,341,869	34,721

Toronto, Ontario, Canada Chairman of the Board	Independent

Member of:
— Corporate Governance Committee (Chair)	Mr. Delaney is the Executive Chairman of Sherritt International Corporation (a diversified resource company involved in the production of nickel, cobalt, oil and electricity, and the development of coal as an energy resource).

Roger G.H. Downer	65	2004	20,000	119,394
Nenagh, Tipperary, Ireland

	Independent

Member of:
— Corporate Governance Committee — Human Resources and Compensation Committee	Dr. Downer is the President Emeritus of the University of Limerick, Ireland.

G.A. (Drew) Fitch (3) Calgary, Alberta, Canada	55	2007	255,922	n/a

	Non-Independent

	Mr. Fitch is the President and Chief Executive Officer of the Corporation. From April 23, 2002 until his appointment as President and Chief Executive Officer on May 23, 2007, Mr. Fitch was a Senior Vice President and Chief Financial Officer of the Corporation.

Frank W. King	71	1996	336,664	174,936
Calgary, Alberta, Canada

	Independent

Member of:
— Audit Committee (Chair) — Corporate Governance Committee	Mr. King is the President of Metropolitan Investment Corporation (a capital investment and management services company).

Daniel P. Owen	72	1996	226,900	159,074
Toronto, Ontario, Canada

	Independent
Member of:
— Audit Committee — Corporate Governance Committee	Mr. Owen is the Chairman and Chief Executive Officer of Molin Holdings Limited (a capital investment management company) and Chairman of Heli-Lynx Helicopter Services Inc. (a helicopter conversions and enhancement company).
INFORMATION CIRCULAR     2

Nominee for Election			Common Shares Owned,	Deferred Share
as Director	Age	Director Since	Controlled or Directed(1)	Units(2)

Bruce V. Walter	50	1997	907,300	315,748
Toronto, Ontario, Canada

Independent

Member of: — Audit Committee — Corporate Governance Committee — Human Resources and Compensation Committee	Mr. Walter has been Chief Executive Officer of Four Mile Investments Inc. (a private investment company) from August 1993 to present. From January 2005 to June 2007, Mr. Walter was the President and Chief Executive Officer of Dynatec Corporation (a mining, mining services and metallurgical technologies company). Prior to becoming President and Chief Executive Officer of Dynatec Corporation in January 2005, Mr. Walter was Vice-Chairman of Dynatec Corporation from April 2002 to December 2004.
     1. The information as to the common shares in the capital of the Corporation (“Common Shares”) owned, controlled or directed has been furnished by each of the respective nominees as of March 17, 2008.
     2. The information as to deferred share units (“DSUs”) is provided as at March 17, 2008. For more detailed information relating to the deferred share units held by the directors, see “Statement of Executive Compensation — Remuneration of Directors”.
     3. Mr. Fitch owned 101,876 restricted share units (“RSUs”) as at March 17, 2008.
     IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.
Appointment of Auditors and Authorization of Board to Fix Auditors’ Remuneration
     Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote for the re-appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of Shareholders, and to authorize the Board to fix the auditors’ remuneration. Deloitte & Touche LLP were first appointed auditors of the Corporation on May 7, 1996.
GENERAL STATUTORY INFORMATION
Solicitation of Proxies
     Solicitation of proxies for the Meeting will be primarily by mail, the cost of which will be borne by the Corporation. Proxies may also be solicited personally by employees of the Corporation at nominal cost. In some instances, the Corporation has distributed copies of the Notice, the Information Circular, form of proxy and the annual report (collectively, the “Documents”) to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively “Intermediaries”, and each an “Intermediary”) for onward distribution to Shareholders whose Common Shares are held by or in the custody of those Intermediaries (“Non-registered Shareholders”). The Intermediaries are required to forward the Documents to Non-registered Shareholders.
     Solicitation of proxies from Non-registered Shareholders will be carried out by Intermediaries, or by the Corporation if the names and addresses of Non-registered Shareholders are provided by the Intermediaries. The cost of the solicitation will be borne by the Corporation.
     Non-registered Shareholders who have received the Documents from their Intermediary should follow the directions of their Intermediary with respect to the procedure to be followed. Generally, Non-registered Shareholders will either:
     (a) be provided with a form of proxy executed by the Intermediary but otherwise uncompleted. The Non-registered Shareholder may complete the proxy and return it directly to the Corporation’s transfer agent, Computershare Trust Company of Canada; or
     (b) be provided with a request for voting instructions. The Intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by the Intermediary.
     If you are a Non-registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained from your Intermediary in accordance with applicable securities regulatory requirements.
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     By choosing to send the Documents to you directly, the Corporation (and not your Intermediary) has assumed responsibility for (i) delivering the Documents to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
Appointment of Proxy
     The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO either by inserting the name of such person in the space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to the attention of the Vice President, General Counsel and Corporate Secretary of the Corporation c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 10:00 a.m. Eastern Daylight Time on May 12, 2008, provided, however, that the chairman of the Meeting may, in his sole discretion, accept proxies delivered to him up to the time when any vote is taken at the Meeting or any adjournment thereof, or in accordance with any other manner permitted by law.
Revocation of Proxy
     A Shareholder who has given a proxy pursuant to this solicitation may revoke it at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof at which the proxy is to be used, by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing, to the attention of the Vice President, General Counsel and Corporate Secretary of the Corporation and either delivered to the offices of the Corporation at Suite 201, 1503 — 77 Avenue, Edmonton, Alberta, T6P 1M8 or faxed to (780) 469-8298, or by delivering written notice of such revocation to the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.
Voting of Proxies and Discretion Thereof
     Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL, UNLESS OTHERWISE INDICATED, BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND FOR THE AUTHORIZATION OF THE BOARD TO FIX AUDITORS’ REMUNERATION AS STATED UNDER THOSE HEADINGS IN THE INFORMATION CIRCULAR. The enclosed form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice or other matters which may properly come before the Meeting. At the time of printing this Information Circular, Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters do properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy according to their best judgement.
Voting Shares and Principal Holders Thereof
     As of March 17, 2008 the Corporation had 94,214,632 issued and outstanding Common Shares. Each Shareholder is entitled to one vote on all matters to come before the Meeting for each Common Share shown as registered in his or her name on the list of Shareholders which is available for inspection during usual business hours at Computershare Trust Company of Canada, 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 and at the Meeting. The list of Shareholders is as of April 2, 2008, the record date fixed for determining Shareholders entitled to notice of the Meeting. If a person has acquired ownership of Common Shares since that date, he or she may establish such ownership and demand, not later than 10 days before the Meeting, that his or her name be included in the list of Shareholders.
     To the knowledge of the directors and officers of the Corporation no person owns beneficially, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all Common Shares entitled to be voted at the Meeting.
     There are no cumulative or similar voting rights attached to the Common Shares.
INFORMATION CIRCULAR     4

SECURITY BASED COMPENSATION ARRANGEMENTS
Equity Compensation Plan Information to December 31, 2007

			Number of securities
	Number of securities to	Weighted-average	remaining available for
	be issued upon exercise	exercise price of	future issuance under
Equity compensation plans	of outstanding options,	outstanding options,	equity compensation
approved by securityholders	warrants and rights	warrants and rights	plans
1996 Employee and Director Stock Option Plan[1]	4,448,598	$6.15	2,703,935	[2]
Restricted Share Unit Plan	69,701	N/A	2,703,935	[2]

1.	Includes securities issuable under both the 1996 Employee and Director Stock Option Plan (the “Option Plan”) and the Directors and Officers Share Purchase Program (the “D&O Program”). A more detailed explanation of the terms of each of the Option Plan and the D&O Program is provided below under “1996 Employee and Director Stock Option Plan” and “Directors and Officers Share Purchase Program” respectively.

2.	The number of securities remaining available for future issuance under the Option Plan (including the D&O Program) and the Restricted Share Unit Plan (the “RSU Plan”) constitutes a single reserve of 2,703,935 Common Shares shared by the two plans.
1996 Employee and Director Stock Option Plan
Eligibility and Participation
     The eligible participants under the Option Plan include certain directors and employees of the Corporation and its subsidiaries.
     There are a total of 10,955,445 Common Shares reserved for issuance pursuant to options to purchase Common Shares (the “Options”) and Stock Appreciation Rights (“SARs”) issuable under the Option Plan, or in settlement of RSUs, which represent approximately 11.62% of the currently outstanding Common Shares.
     As of March 17, 2008, there were 4,298,598 Options granted and outstanding under the Option Plan which represents approximately 4.72% of the currently outstanding Common Shares.
     Under the terms of the Option Plan, the maximum percentage of Common Shares under the Option Plan which are available to insiders of the Corporation within a one year period shall not exceed approximately 11.62% of the issued and outstanding Common Shares, being the 10,955,445 Common Shares designated for issuance under the Option Plan as noted above.
     The maximum number of Common Shares any one person or company (including insiders of the Corporation) is entitled to receive under the Option Plan must not exceed 5% of the issued and outstanding Common Shares of the Corporation.
Exercise Price
     The exercise price of Options granted under the Option Plan is determined as the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the trading day immediately preceding the date on which the granting of the Options is approved by the Board (the “Market Price”).
     The formula for calculating market appreciation of SARs is the difference between (i) the Market Price of the Common Shares covered by such Option or portion thereof when transferred and surrendered, and (ii) the aggregate exercise price of the Common Shares subject to such Option or portion thereof. The Corporation may grant SARs in connection and in conjunction with the grant of any Option to purchase Common Shares under the Option Plan.
Expiry
     The period during which an Option may be exercised shall not extend beyond 10 years from the date of the grant of the Option. The Human Resources and Compensation committee of the Board (the “Compensation Committee”) may, however, provide that Options granted under the Option Plan be exercisable in whole or in part only after specified periods designated by the Compensation Committee.
     In the case of a participant who is an employee (whether or not the participant is also a director):
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     (a) if the employment of a participant is terminated for just cause before the expiry date of all of such participant’s Options, then the Options granted to such participant shall thereupon cease and terminate and be of no further force or effect whatsoever; and
     (b) if the employment of a participant is terminated for reasons other than just cause or the death or disability of the participant or, in the case of an employee of a subsidiary, if the subsidiary ceases to be a subsidiary of the Corporation before the expiry date of all of such participant’s Options, then the Options shall remain in force and shall be exercisable as provided by their terms, for a period of 90 days after the date of termination or cessation, or such other period as may be specified in such circumstances by the terms of the particular Option or by the Board. At the end of such period, all of the participant’s unexercised Options shall terminate and be of no further force or effect whatsoever.
     In the case of a participant who is a director but not an employee, if the participant ceases to be a director of the Corporation or, in the case of a director of a subsidiary, if the subsidiary ceases to be a subsidiary of the Corporation before the expiry date of all such participant’s Options, then the Options shall remain in force and shall be exercisable as provided by their terms, for a period of 90 days after the date of such cessation, or such other period as may be specified in such circumstances by the terms of the Option or by the Board. At the end of such period all of the participant’s unexercised Options shall terminate and be of no further force or effect whatsoever.
     In the event of the death or disability of a participant, any Option previously granted to the participant and not otherwise exercisable at the time of death or disability shall immediately become fully exercisable. The personal legal representative (or, in the case of disability, the participant if he or she is competent to do so) may, within 180 days of the date of death or disability or such other period as may be specified in such circumstances by the terms of the particular Option or by the Board, or the expiry of the term of the Option of such participant (whichever is earlier), exercise all Options of such participant. At the end of such 180 day period or as specified in the terms applicable to the Option, whichever is earlier, the Option shall forthwith terminate and be of no further force or effect whatsoever.
     Options granted to participants are not transferable and are exercisable only by the participant.
Amendment
     The Option Plan, as approved by the shareholders of the Corporation, provides that, subject to applicable regulatory approval, the Board may at any time discontinue or amend the plan, provided however that except as expressly permitted by the plan, no amendment shall alter or impair any Option previously granted to a participant. The rules of the TSX impose general restrictions on the nature of amendments to such plans which may be effected without shareholder approval. The Corporation will seek guidance from the TSX in respect of any proposed amendment as to whether regulatory or shareholder approval of such amendment is required.
Financial Assistance
     No financial assistance is provided by the Corporation to participants to facilitate the purchase of Common Shares under the Option Plan.
Directors and Officers Share Purchase Program
Eligibility and Participation
     In 1999, the Corporation established the D&O Program. Under the D&O Program, directors and designated officers are granted an Option to purchase one Common Share of the Corporation for each Common Share purchased, to a cumulative maximum of 50,000 Options. Options equal to the net purchases of Common Shares by the optionee during a calendar year vest at the end of that calendar year. Any Options which do not vest at year end are cancelled.
     The D&O Program was established to encourage directors and officers to purchase and hold Common Shares of the Corporation. Options granted under the D&O Program are issued in accordance with the provisions of the Option Plan, are granted at an exercise price not less than the closing price of the Common Shares on the TSX for the trading day immediately preceding the date of grant and are exercisable for a period of 10 years from the date of the grant. All Named Executive Officers as defined in the Summary Compensation Table of the Information Circular have been designated participants under the D&O Program.
Financial Assistance
     No financial assistance is provided by the Corporation to participants to facilitate the purchase of Common Shares under the D&O Program.
INFORMATION CIRCULAR     6

Employee Share Purchase Plan
     Due to changes within the Corporation, the Employee Share Purchase Plan was terminated effective December 31, 2007. In accordance with the terms of the Employee Share Purchase Plan and legislation, the contributions for all active members were fully returned to them as at December 31, 2007.
Restricted Share Unit Plan
Eligibility and Participation
     In 2004, the Corporation established the RSU Plan to provide a more balanced approach to incentive compensation by including mid-term incentive compensation (i.e. RSUs, which are considered mid-term compensation by the Corporation, in comparison to Options, which are considered long-term compensation by the Corporation. However, RSUs are set out in the table “Long Term Incentive Plan Awards Granted During the Year Ended December 31, 2007”, below, since they constitute long-term compensation under the securities regulations applicable to the Corporation), in addition to solely short-term (i.e. base salary) and long-term (i.e. Options) incentive compensation. The purpose of the RSU Plan is to promote the mid-term and long-term success of the Corporation by providing the Board with additional flexibility to recruit, motivate and retain senior management through the issuance of RSUs to participants based on an assessment of a participant’s current and potential ability to contribute to the success of the Corporation and to the enhancement of the Corporation’s share value.
     The eligible participants under the RSU Plan include any employee of the Corporation or of an affiliated entity designated by the Board (“Designated Employees”).
Restrictions and Grants
     At any time, the aggregate number of Common Shares issued or which may be issued from the treasury of the Corporation pursuant to grants of RSUs allocated to Designated Employees together with the aggregate number of Common Shares issued or for which Options are outstanding under the Option Plan (including the D&O Program) shall not exceed the total number of Common Shares reserved for issuance under the Option Plan. The RSU Plan therefore does not provide any potential for dilution beyond that already existing under the Option Plan. As of March 17, 2008, there were 510,239 RSUs granted under the RSU Plan. In 2007, all of Mr. Barry M. Heck’s outstanding RSUs including those granted under the RSU Plan for 2004, 2005, 2006 and a portion of those granted for 2007 were settled in cash and Common Shares in accordance with the RSU Plan (see “Summary Compensation Table, All Other Compensation” below). In 2007 and January 2008, Mr. Johnston’s outstanding RSUs including those granted under the RSU Plan for 2004, 2005, 2006 and a portion of those granted for 2007 were settled one-half in cash and one-half in Common Shares (see “Summary Compensation Table, All Other Compensation” below). On February 15, 2008, the outstanding 2005 RSU grants totalling 37,526 RSUs were settled one-half in cash and one-half in Common Shares, leaving a balance of 101,876 RSUs outstanding under the RSU Plan in respect of grants made in 2006 and 2007. The 2006 and 2007 RSU grants provide that at least one-half of all RSUs granted will be settled in cash, with the other one-half settled at the option of the Corporation either in cash, by Common Shares issued from the treasury of the Corporation or by Common Shares purchased by the Corporation on the open market. Therefore, the maximum number of Common Shares that could be issued from the treasury of the Corporation for the RSUs outstanding is 50,938, which equals approximately 0.05% of the currently issued and outstanding Common Shares. The actual number of Common Shares issued from treasury will be less if the Corporation elects to settle some of these RSUs in cash or by shares purchased by the Corporation on the open market upon their vesting (see “Long Term Incentive Plan Awards Granted During the Year Ended December 31, 2007”, below).
     The maximum percentage of Common Shares under the RSU Plan which are available to any one person or company (including insiders of the Corporation) may not exceed approximately 11.62% of the issued and outstanding Common Shares, being the 10,955,445 Common Shares designated for issuance under the Option Plan as noted above.
RSU Values
     The value of each RSU issued pursuant to the RSU Plan is the weighted average trading price for the Common Shares on the TSX for the five trading days immediately preceding the date of issuance.
Expiry
     Unless otherwise determined by the Board or the administrator under the RSU Plan, and subject to any terms set out in the notice of grant or in any agreement(s) entered into between a participant and the Corporation or any of its affiliates:
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     (a) upon the death of a participant while in the employment of the Corporation or any of its affiliated entities, all RSUs granted to that participant prior to the date of death (but for which no release date has yet occurred) shall be deemed to be vested in the participant immediately on the date of death, with the release date therefor to be 10 days following the date of death, and the number of such RSUs that would otherwise be issued to such participant shall be issued in the form of RSU shares (or paid by cash if the grant so provides and the appropriate election is made) and delivered to the participant’s estate as if the participant had continued in the employment of the Corporation or one of its affiliated entities until the release date.
     (b) except as specifically provided for in the RSU Plan or in any agreement between the participant and the Corporation or any of its affiliates, or as otherwise agreed to or determined by the Board or the administrator under the RSU Plan, if the employment of a participant with the Corporation or any of its affiliated entities is terminated for any reason prior to the release date for any RSUs, other than by early retirement or normal retirement from such employment, then the participant shall be deemed to have forfeited all right, title and interest with respect to any RSUs not fully vested upon that participant’s last day of such employment (the “Termination Date”). For this purpose, Termination Date means: (i) if the participant is terminated for just cause, the actual date of termination; and (ii) if the participant is terminated for reasons other than just cause, the date at the conclusion of any statutory, contractual or common law period of notice of termination of employment to which that participant is entitled.
     Notwithstanding the foregoing, in the event that a participant’s employment with the Corporation or any of its affiliates is terminated without just cause or if the participant resigns from such employment then, at the sole and unfettered discretion of the Board or the administrator under the RSU Plan, all or any portion of the RSUs granted to that participant may be deemed to have vested on the date of termination or resignation, with the release date therefore to be 10 days following that termination or resignation.
     Subject to:
     (a) the provisions of any change of control agreement or any other agreement between the participant and the Corporation or any of its affiliates;
     (b) the terms and conditions upon which the grant was made; and
     (c) the determination of the Board or the administrator under the RSU Plan;
if a participant’s employment terminates for any cause other than death, retirement, termination without just cause, authorized leave of absence or disability of the participant, or a change of control of the Corporation, then the RSUs covered by any grant to such participant with respect to which the release date has not occurred prior to such termination shall be forfeited as of the date of such termination of employment with the Corporation or any of its affiliated entities and such termination of employment for whatever reason shall not entitle a participant to any compensation for loss of any benefit under the RSU Plan.
     If a participant retires from employment with the Corporation before his or her 65th birthday (“Early Retirement”) then any RSUs covered by any grant to such participant with respect to which the release date has not occurred and for which RSUs have not been issued prior to such retirement shall be deemed to be vested in accordance with the following calculation: (x) for each grant, the number of RSUs granted pursuant to the applicable notice of grant shall be multiplied by a fraction, the numerator of which is the number of days between the effective date therefor and the date of Early Retirement and the denominator of which is the number of days in the grant period attributable to the grant in question; (y) the number of RSUs resulting from such calculation shall be deemed to be vested on the date of Early Retirement and the unvested balance of such RSUs shall be forfeited; (z) except as provided in this paragraph, all RSUs not vested at the date of Early Retirement shall expire on the date of Early Retirement.
     If a participant retires from employment with the Corporation on or after his or her 65th birthday then all RSUs covered by any grant to such participant with respect to which the release date has not occurred and for which RSUs have not been issued prior to such retirement shall continue to vest according to the terms of the RSU Plan, the applicable notice of grant and any agreements entered into with the specific participant in respect of that grant.
     If the employment of a participant with the Corporation is interrupted, suspended or terminated due to an authorized leave of absence or disability prior to the release date in respect of any RSUs covered by any grant to such participant with respect to which the release date has not occurred and for which RSUs have not been issued prior to such interruption, suspension or termination of employment then all such RSUs shall continue to vest as if that participant continued to be actively employed until the release date therefor.
Assignment and Transfer
     The rights or interests of an eligible participant under the RSU Plan are not assignable or transferable, otherwise than by will or the laws governing the devolution of property in the event of death.
INFORMATION CIRCULAR     8

Amendment
     The Board may from time to time amend the RSU Plan in whole or in part. Subject to the rules of the TSX, Shareholder approval is not required for such amendments.
Financial Assistance
     No financial assistance is provided by the Corporation to participants under the RSU Plan.
STATEMENT OF EXECUTIVE COMPENSATION
Summary Compensation Table
     The following table summarizes, for the periods indicated, the compensation paid to each individual who served as the Corporation’s President and Chief Executive Officer, Chief Financial Officer and each other executive officer who served during the financial year ended December 31, 2007 and whose total salary and bonus earned in the financial year ended December 31, 2007 exceeded $150,000. Such executive officers are referred to collectively herein as the “Named Executive Officers.”

												Number of
							Long Term Compensation					Common
		Annual Compensation					Awards					Shares
					Other		Securities			All		Beneficially
Name and					Annual		Under			Other		Owned or
Principal	Year Ended				Compen-		Options		Restricted	Compen-		Controlled
Position	Dec. 31	Salary	Bonus		sation		Granted[1]		Share Units[2]	sation		at Year End

G.A. Fitch[3]	2007	$344,914	$150,000	[4]	$25,000	[5]	330,000		89,876	$84,144	[6]	237,159
President and	2006	$288,750	—		$25,000	[5]	50,000		12,000	$27,044	[6]	110,620
Chief Executive	2005	$278,125	$84,000	[4]	$25,000	[5]	65,000		37,526	$26,186	[6]	106,888
Officer from May 23 — Dec. 31, 2007

B.D. Heck	2007	$182,083	—		$9,167	[5]	40,000		—	$343,808	[7]	52,464
Vice President,	2006	$188,125	$32,069	[8]	$10,000	[5]	25,000		—	$10,173	[7]	52,464
General Counsel	2005	$175,000	$89,369	[8]	$10,000	[5]	25,000		—	$8,990	[7]	50,000
and Corporate Secretary

B.M. Heck	2007	$189,045	—		$15,920	[5]	100,000	[9]	196,281	$1,658,248	[10]	—
President and	2006	$471,875	—		$40,000	[5]	100,000		17,700	$44,612	[10]	92,924
Chief Executive	2005	$446,875	$150,000	[4]	$40,000	[5]	100,000		81,195	$42,075	[10]	86,939
Officer from Jan. 1 — May 23, 2007

A.B. Johnston	2007	$247,500	—		$22,917	[5]	50,000	[11]	83,678	$720,692	[12]	—
Senior Vice	2006	$288,750	—		$25,000	[5]	50,000		10,000	$25,671	[12]	94,834
President from	2005	$278,125	$78,000	[4]	$25,000	[5]	60,000		33,715	$30,626	[12]	94,834
Jan. 1 — Nov. 30, 2007

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1.	Grants of Options pursuant to the Option Plan, which includes the D&O Program. Particulars of the grants of Options under the D&O Program are given in the table “Option Grants During the Year Ended December 31, 2007”, below.

2.	Amounts shown for 2005, 2006 and 2007 represent grants of RSUs pursuant to the RSU Plan made in consideration of annual performance. These grants were made on February 15, 2006 in relation to 2005 and on February 15, 2007 in relation to 2006 performance and grants of the right to earn RSUs in relation to 2007 performance were made on February 15, 2007, with actual grants earned for 2007 being established and confirmed on February 15, 2008.

3.	Mr. Fitch was appointed President and Chief Executive Officer of the Corporation on May 23, 2007 and prior to that date he was Senior Vice President and Chief Financial Officer of the Corporation.

4.	For the year ended December 31, 2005, Messrs. Barry M. Heck, Fitch and Johnston received bonus compensation in respect of their exceptional 2005 performance. For the year ended December 31, 2007, Mr. Fitch received bonus compensation in respect of the completion of the monetization of non-core assets of the Corporation and the completion of a reorganization of the Corporation. See also “Human Resources and Compensation Committee Report on Executive Compensation — Executive Compensation Policy”, below.

5.	Messrs. Barry M. Heck, Fitch, Johnston and Brian D. Heck received cash allowances in lieu of perquisites for each of the years 2005, 2006 and 2007, which amounts are included in “Other Annual Compensation”.

6.	Mr. Fitch received other compensation in 2005 and 2006 in the form of contributions to the Corporation’s defined contribution and supplemental pension plans and life insurance premiums. In 2007, Mr. Fitch received $32,766 in the form of contributions to the Corporation’s defined contribution and supplemental pension plans and life insurance premiums. He also received other compensation in 2007 in settlement of RSUs granted to him pursuant to the RSU Plan by issuance of 26,540 Common Shares with a value of $25,689 and by payment of $25,689 in cash.

7.	Mr. Brian D. Heck received other compensation in 2005 and 2006 in the form of contributions to the Corporation’s defined contribution pension plan and life insurance premiums. In 2007, Mr. Heck received $9,225 in the form of contributions to the Corporation’s defined contribution plan and life insurance premiums. On October 31, 2007, Mr. Brian D. Heck was terminated from his employment with the Corporation, and received a cash payment of $334,583 in consideration of severance owing under his employment contract with the Corporation. Mr. Heck was re-hired by the Corporation on a half-time basis effective November 1, 2007.

8.	These bonuses were paid under the Corporation’s variable pay program, an annual bonus system which is part of the compensation structure that encourages employees to work toward and to share in corporate and business unit/subsidiary success. All permanent full time and part time employees of the Corporation and its subsidiaries, except for the most senior executive officers of the Corporation, participate in this program based on the achievement of specific goals or measures established each year. Mr. Brian D. Heck was, during 2005, 2006 and 2007, eligible to participate in the variable pay program in respect of his employment as Vice President, General Counsel and Corporate Secretary of the Corporation. Mr. Fitch is not eligible to participate in the variable pay program in respect of his employment with the Corporation.

9.	In 2007, Mr. Barry M. Heck was originally granted 150,000 options pursuant to the Option Plan. When his employment with the Corporation was terminated on May 23, 2007, 50,000 of these options were cancelled pursuant to the terms of his employment agreement.

10.	Mr. Barry M. Heck received other compensation in 2005 and 2006 in the form of contributions to the Corporation’s defined contribution and supplemental pension plans and life insurance premiums. In 2007, Mr. Heck received $20,609 in the form of contributions to the Corporation’s defined contribution and supplemental pension plans and life insurance premiums plus other compensation in settlement of RSUs granted to him pursuant to the RSU Plan by issuance of 60,367 Common Shares with a value of $59,019 and by payment of $270,620 in cash. Mr. Heck also received other compensation in 2007 in the form of a severance payment of $1,308,000 owing under his employment contract with the Corporation.

11.	In 2007, Mr. Johnston was originally granted 75,000 options pursuant to the Option Plan. When his employment with the Corporation was terminated on November 30, 2007, 25,000 of these options were cancelled pursuant to the terms of his employment agreement.

12.	Mr. Johnston received other compensation in 2005 and 2006 in the form of contributions to the Corporation’s defined contribution and supplemental pension plans and life insurance premiums. In 2007, Mr. Johnston received $23,168 in the form of contributions to the Corporation’s defined contribution and supplemental pension plans and life insurance premiums. He also received other compensation in 2007 and January 2008 in settlement of RSUs granted to him pursuant to the RSU Plan by issuance of 75,676 Common Shares with a value of
INFORMATION CIRCULAR     10

$29,462 and by payment of $29,462 in cash. Other compensation received by him in January 2008 also included a cash payment of $638,600 in consideration of severance owing under his employment contract with the Corporation.
Long Term Incentive Plan Awards Granted During the Year Ended December 31, 2007

		Performance or
Name	RSUs	Other Period Until Maturation

		Vesting Date
G.A. Fitch	89,876	February 15, 2010
B.D. Heck	Nil	Nil
B.M. Heck	196,281	February 15, 2010
A.B. Johnston	83,678	February 15, 2010
Option Grants During the Year Ended December 31, 2007

			% of Total		Market Value of
			Options		Securities Underlying
	Securities Under		Granted to	Exercise or	Options on
	Options		Employees in	Base Price	the Date of Grant
Name	Granted[1]		Financial Year	($/Security)	($/Security)	Expiration Date

G.A. Fitch	100,000	[2]	19%	$1.23	$1.23	Feb. 20, 2017
	200,000	[2]	38%	$0.22	$0.22	Dec. 5, 2017
	30,000	[3]	6%	$0.22	$0.22	Dec. 5, 2017
B.D. Heck	40,000	[2]	8%	$1.23	$1.23	Feb. 20, 2017
B.M. Heck	100,000	[4]	19%	$1.23	$1.23	Feb. 20, 2017
A.B. Johnston	50,000	[5]	10%	$1.23	$1.23	Feb. 20, 2017

1.	These awards were made pursuant to the Option Plan and, in the ordinary course, are exercisable for a period ending 10 years from the date of the grant.

2.	These awards were granted on the basis that in the ordinary course they will be exercisable as to one third of the grant on each of the first, second and third anniversaries of the date of the grant.

3.	These awards were granted under the D&O Program. Options equal to the net purchases of Common Shares by the optionee during the calendar year, to a cumulative maximum of 50,000 Options, vest at the end of the calendar year in which the purchase is made. Any such Options which do not vest at year end are cancelled.

4.	See footnote 9 to the Summary Compensation Table above.

5.	See footnote 11 to the Summary Compensation Table above.
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Aggregated Option Exercises During the Year Ended December 31, 2007 and Financial Year-End (“FY-End”) Option Values

Value of Unexercised
	Securities	Aggregate		in-the-Money
	Acquired	Value	Options at FY-End	Options at FY-End[1]
Name	on Exercise	Realized	Exercisable/Unexercisable	Exercisable/Unexercisable

G.A. Fitch	Nil	Nil	670,832/355,001	$1,500/$10,000

B.D. Heck	Nil	Nil	99,999/58,335	$0/ $0

B.M. Heck	Nil	Nil	872,099/200,001	$0/$0

A.B. Johnston	Nil	Nil	567,832/136,668	$0/$0

1.	Based on the December 31, 2007 closing price of $0.27 for the Common Shares on the TSX.
Employment Contracts
     The Corporation has entered into an agreement with Mr. Fitch providing that, in the event of a termination of employment by the Corporation for reasons other than just cause or other than upon a change of control or in the event he requires the Corporation to terminate his employment, as permitted in such agreement, he will be entitled to 24 months’ salary and perquisites allowance plus a payment in lieu of continued benefits under all pensions and health benefits plans for a period of 24 months, and to the continued vesting of all Options granted under the Option Plan and all RSUs granted under the RSU Plan for a period of 24 months. The Corporation has also entered into an agreement with Mr. Fitch providing that, in the event of a change of control of the Corporation, he will be entitled to receive payment equivalent to his monthly salary and the value of all perquisites and benefits under all benefits plans for a period of 24 months upon termination of his employment within 12 months of the change of control or for a period of 12 months if he elects to leave his employment within 90 days of the change of control. The Corporation has entered into an employment agreement with Mr. Brian D. Heck providing 3 months’ minimum notice of termination of employment by the Corporation for reasons other than just cause and to the continued vesting of all Options granted under the Option Plan for a period of 12 months. Also, in the event of a change of control of the Corporation, each of Messrs. Fitch and Brian D. Heck will be entitled to immediate vesting of all Options granted under the Option Plan and of all RSUs granted under the RSU Plan.
HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
Composition of the Human Resources and Compensation Committee
     The members of the Compensation Committee are Neil Carragher, Roger G.H. Downer and Bruce V. Walter. No member of the Compensation Committee is employed by the Corporation or its affiliates and no member is a former officer or employee of the Corporation or its affiliates.
Executive Compensation Policy
     The objective of the Corporation’s executive compensation policy is to motivate and reward the creation of long term Shareholder value. To this end, stock options have historically been the focus of the executive compensation program.
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     In establishing the Corporation’s executive compensation policy, the Compensation Committee periodically reviews the Corporation’s executive compensation (base salary and long-term, mid-term and short-term incentive programs) using comparative North American industry data provided by the Corporation’s independent professional compensation consultants. These comparisons are adjusted to reflect the relative size of the Corporation, the nature of the Corporation’s business and the particular job functions and performance of executives.
     Executive base salaries are targeted at the median of base salaries, as determined by such comparisons. The Corporation targets its benefits and perquisites at approximately the average for comparable companies. It is the policy of the Corporation not to pay regular annual bonuses to the most senior executive officers except in respect of their roles as executive officers of subsidiaries of the Corporation (see note 6 of “Statement of Executive Compensation — Summary Compensation Table”, above). However, the Compensation Committee has the authority to recognize exceptional performance by the senior executive officers of the Corporation, and the performance of those senior executive officers was judged exceptional in 2005, resulting in the award of bonuses to them. See “Statement of Executive Compensation — Summary Compensation Table”, above.
     Annual grants of Options (not including grants of Options under the D&O Program — see “Directors and Officers Share Purchase Program”, above) and RSUs for the Corporation’s most senior executive officers are intended to result in their total executive compensation package being approximately at the 75th percentile of comparable companies when performance of the executive and the Corporation warrants such compensation.
     The Board believes that, in combination with other elements of a compensation package, the Option Plan and the RSU Plan provide useful compensation tools for aligning executive interests with the interests of Shareholders.
     The Corporation has established an Equity Incentive Plan (“EIP”) for employees of its emerging technology business subsidiary, iFire Technology Ltd., and the Corporate Support Group’s Long Term Cash Bonus Incentive Plan (“LTIP”) for employees of the Corporation. The EIP and the LTIP provide for awards of stock appreciation rights or stock options in the subsidiary or stock appreciation rights in the Corporation. The Named Executive Officers do not participate in the EIP or the LTIP in their capacities as executive officers of the Corporation.
Executive Compensation Procedures
     The Compensation Committee develops a compensation program for the directors and the President and Chief Executive Officer. Compensation programs for other executive officers are developed by the President and Chief Executive Officer, with the approval of the Compensation Committee. Executive compensation is reviewed and set annually.
Chief Executive Officer Compensation
     The Chief Executive Officer’s compensation is established using the policy and procedures set forth above.
     For 2007, Mr. Fitch’s annual base salary was $344,914. A grant of 100,000 Options was made to Mr. Fitch on February 20, 2007, a grant of 200,000 Options was made to him on December 5, 2007 and during the year he also received 30,000 Options pursuant to the D&O Program (see table “Option Grants During the Year Ended December 31, 2007”, above). A grant of the right to earn RSUs in respect of 2007 performance was made to the Chief Executive Officer on February 15, 2007 pursuant to the RSU Plan, with the actual number of RSUs earned being established and confirmed on February 15, 2008 as 89,876. Mr. Fitch received a bonus in 2007 in respect of the completion of the monetization of non-core assets of the Corporation and the completion of a reorganization of the Corporation (see footnote 4 to “Summary Compensation Table”, above).
     The Compensation Committee believes that it is important for the Chief Executive Officer of the Corporation to have significant exposure to the Corporation’s share price. As indicated above, Options are the focus of the long-term compensation program and RSUs are the focus of the mid-term compensation program for the Chief Executive Officer; other compensation elements are secondary.
Report presented by:
Neil Carragher, Chairman
Roger G.H. Downer
Bruce V. Walter
13     INFORMATION CIRCULAR

Performance Graph
     The following graph shows changes as at December 31 of each year, since December 31, 2002, assuming an investment in the Corporation valued at $100 as at December 31, 2002, and an investment in the S&P/TSX Composite Index valued at $100 as at December 31, 2002, and assuming reinvestment of dividends in both cases.
Remuneration of Directors
     Directors other than Messrs. Fitch and Delaney are paid at the rate of $5,000 per Board meeting attended in person, $2,000 per committee meeting attended in person and $1,000 for each Board or committee telephone meeting. Where committee meetings attended in person last longer than four hours, an additional $1,000 is paid. Committee chairmen receive an additional $1,000 for meetings attended in person, a further $2,000 for such meetings lasting longer than four hours and an additional $500 for committee meetings held by telephone. The chairman of the Audit Committee receives an additional annual retainer of $5,000. Where a director travels for more than three hours to attend a Board or committee meeting, an additional fee of $2,000 is paid, without duplication. Maximum daily fees payable are $7,000 for directors and $8,000 for committee chairmen who chair a meeting on the same day, plus travel fees. Travel expenses are paid in addition to meeting fees.
     As chairman of the Board, Mr. Delaney receives an annual fee of $100,000 in lieu of director’s meeting fees. He is also reimbursed for expenses incurred in connection with attendance at meetings of the Board and committees.
     Each of the directors, other than Messrs. Delaney and Fitch, has been granted an aggregate of 180,000 Options. In addition, all directors are designated participants in the D&O Program described under the heading “Security Based Compensation Arrangements” in this Information Circular. In 2007, grants were made under the D&O Program to Messrs. Fitch and Walter in the amounts of 30,000 and 27,200 respectively and in January 2008 a grant was made to Mr. Carragher in the amount of 10,000.
     In February of 2007, Mr. Delaney received a grant of 100,000 Options at an exercise price of $1.23. Mr. Delaney holds an aggregate of 900,000 Options.
     The above Options to directors were granted on the basis that in the ordinary course they will be exercisable as to one third of the grant on each of the first, second and third anniversaries of the date of the grant and are exercisable for a period ending 10 years from the date of the grant.
     In 2001, the Corporation established a Deferred Share Unit Plan (the “DSU Plan”) for eligible directors. Under the DSU Plan, at the end of each calendar quarter all eligible directors are granted DSUs equal in value to the meeting fees payable to that director for the preceding quarter. A DSU is attributed a value based on the closing price of the Common Shares on the TSX for the trading day immediately preceding the date of grant previously defined in this Information Circular as the “Market Price”. In addition, eligible directors may elect to receive 50% or 100% of their meeting fees in the form of DSUs, valued at a 10% discount to Market Price upon grant. All DSUs
INFORMATION CIRCULAR     14

will be paid out in cash only. The value of a DSU, when converted to cash, is equivalent to the Market Price of a Common Share at the time the conversion takes place. A director cannot convert DSUs to cash until the director ceases to be a member of the Board. Although Mr. Delaney is not eligible to receive non-elected DSUs, effective December 5, 2007, he elected to receive his annual retainer in the form of elected DSUs. Mr. Fitch is not eligible to participate in the DSU Plan. The DSUs held by directors are reported in the “Shareholdings” column of the table under “Election of Directors”, above.
     Effective January 1, 2007, each director other than Mr. Fitch has been granted an annual payment of $10,000 in lieu of health and insurance benefits previously provided to each director by the Corporation.
Directors’ and Officers’ Liability Insurance
     Directors’ and officers’ liability insurance in the amount of $60 million was purchased during the last completed financial year at the Corporation’s expense for the protection of all the directors and officers against liability incurred by them in their capacities as directors and officers of the Corporation and its past and present subsidiaries. Pursuant to an agreement made between the Corporation and NUCRYST Pharmaceuticals Corp., $30 million of the coverage under such insurance is exclusively available to the directors and officers of each of Westaim and NUCRYST, with the balance of the $60 million total coverage available to either company only with the consent of the other company. The premium paid by the Corporation for such insurance is currently $482,000 per year. There is a deductible to the Corporation of $250,000 per occurrence.
Audit Committee
     Information regarding the Audit Committee of the Board of Directors of the Corporation is disclosed in the Corporation’s Annual Information Form under the section “Directors and Officers — Audit Committee” which has been filed on SEDAR at www.sedar.com.
STATEMENT OF CORPORATE GOVERNANCE
     The Board sees its principal role as stewardship of the Corporation and its fundamental objective as the creation of Shareholder value, including the protection and enhancement of the value of the Corporation’s assets and operating with honesty and integrity in the conduct of business. The Board’s stewardship responsibility means that it oversees the conduct of the business and of Management, which is responsible for developing long-term strategy and conducting the Corporation’s day-to-day business. As part of the Corporation’s commitment to effective corporate governance, the Board, with the assistance of the Corporate Governance Committee, monitors changes in corporate governance practices and regulatory requirements.
     Under Canadian Securities Administrators’ National Instrument 58-101 (“NI 58-101”), the Corporation is required to disclose certain information relating to its corporate governance practices. This information is set forth below.
Board of Directors
     (a) The Board has determined that six of the seven directors are “independent”, within the meaning of NI 58-101. The seven independent directors are:
Neil Carragher;
Ian W. Delaney;
Roger G.H. Downer;
Frank W. King;
Daniel P. Owen; and
Bruce V. Walter.
     (b) Mr. Fitch is the President and Chief Executive Officer of the Corporation and is therefore not considered to be an independent director.
     (c) The Board has determined that a majority of the directors are “independent”, within the meaning of NI 58-101.
15     INFORMATION CIRCULAR

     (d) The following directors currently serve on the board of other issuers that are reporting issuers (or equivalent) which are set out below:

Director	Directorships

Neil Carragher	Agrium Inc.
NUCRYST Pharmaceuticals Corp.

Ian W. Delaney	EnCana Corporation
OPTI Canada Inc.
Royal Utilities Income Fund
Sherritt International Corporation

Roger G.H. Downer	NUCRYST Pharmaceuticals Corp.

Frank W. King	CanWest Global Communications Corp.
RioCan Real Estate Investment Trust

Daniel P. Owen	Dynex Power Inc.
Sherritt International Corporation
     (e) Each independent director of the Corporation is a member of the Corporate Governance Committee of the Board and Mr. Fitch, the only non-independent director of the Corporation, is not a member of that committee. The Corporate Governance Committee meets independently of Management on a regular basis, and the Board during its meetings also has regular in-camera discussions, with all members of Management, including Mr. Fitch, excused from that portion of the meeting. During the financial year ended December 31, 2007, there were two meetings of the Corporate Governance Committee.
          In addition, the independent members of the Board are authorized to retain independent financial, legal and other experts or advisors as required whenever, in their opinion, matters come before the Board or any committee which require an independent analysis by the independent members of the Board or any committee.
     (f) Mr. Ian W. Delaney, the chairman of the Board, is independent of the Corporation. The role of the chairman of the Board includes ensuring that the Board discharges its duties independently of Management, serving as chairman of the Corporate Governance Committee, and setting the agendas for the meetings of the Board and its committees in consultation with the Chief Executive Officer of the Corporation. See also the corporate governance practices of the Corporation described in subparagraph (a) under “Position Descriptions” of this statement, below, for further details of the role and responsibilities of the chairman of the Board.
     (g) See “Committee Memberships and Record of Attendance at Meetings”, below.
Mandate of the Board of Directors
     (a) As at the date hereof, the Board has not formally adopted a written mandate. The Board sees its principal role as stewardship of the Corporation and its fundamental objective as the creation of Shareholder value, including the protection and enhancement of the value of the Corporation’s assets and operating with honesty and integrity in the conduct of business. The Board’s stewardship responsibility means that it oversees the conduct of the business and of Management, which is responsible for developing long-term strategy and conducting the Corporation’s day-to-day business.
          The Board meets frequently and is comprised of individuals with considerable experience as directors of public companies and in respect of corporate governance. The agenda for each Board meeting is carefully planned and set by the chairman of the Board working in conjunction with the Chief Executive Officer. Each of the committees of the Board have specific responsibilities delineated in the terms of reference or charter established for each respective committee, such terms of reference or charter having been approved by the Board in each case.
Position Descriptions
     (a) As at the date hereof, the Board has not developed a written position description for the chairman of the Board. Generally, the principal role assigned to the chairman of the Board by the Board includes providing leadership to the Board and acting as a direct liaison between the Board and Management. Further, the chairman of the Board is responsible for ensuring that the Board properly discharges its responsibilities, that the members of the
INFORMATION CIRCULAR     16

Board have full opportunity to participate in meetings of the Board, and that all Board matters are properly and adequately addressed. The chairman of the Board is accountable to the Board.
          The terms of reference or the charter of each of the Audit Committee, the Corporate Governance Committee and the Human Resources and Compensation Committee describe certain of the responsibilities of the chairman of each of these committees. The primary role of the chairman of each such committee is managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities.
          The chairman of the Audit Committee also maintains on-going communications with the Corporation’s external auditors in order to lead the committee in performing its oversight and other audit-related functions. For further information regarding the Corporation’s Audit Committee, including the relevant education and experience of the committee members, see the Corporation’s Annual Information Form for the financial year ended December 31, 2007 which is available on SEDAR at www.sedar.com.
     (b) The Board does not have a specific written position description for the Chief Executive Officer of the Corporation. However, the role, responsibilities, and duties of the Chief Executive Officer are generally set out in his contract of employment with the Corporation, and are constantly reviewed and refined by the Board. Additionally, the specific annual objectives of the Chief Executive Officer are set, and his performance is reviewed, by the Board and by the Human Resources and Compensation Committee of the Board as circumstances dictate.
Committee Memberships and Record of Attendance at Meetings
     The following table summarizes the meetings of the Board and its committees held for the twelve month period ending December 31, 2007 and the attendance of individual directors of the Corporation at such meetings. Due to the discontinued operations of the Corporation’s iFire subsidiary and the sale of the Corporation’s real estate in Fort Saskatchewan, the Environmental, Health & Safety Committee did not meet in 2007.

Number of
Type of Meeting Held	Meetings
Board	14
Audit Committee	5
Human Resources and Compensation Committee	7
Environmental, Health & Safety Committee	0
Corporate Governance Committee	2

		Committee	Board
		Meetings	Meetings
Director	Committee Memberships[1]	Attended	Attended

N. Carragher	Corporate Governance	2 of 2	14 of 14
	Environmental, Health & Safety	0 of 0
	Human Resources and Compensation (Chair)	7 of 7

I.W. Delaney	Corporate Governance (Chair)	2 of 2	14 of 14

R.G.H. Downer	Corporate Governance	2 of 2	13 of 14
	Human Resources and Compensation	7 of 7

G.A. Fitch			6 of 6
(appointed a director on May 23, 2007)

B.M. Heck			8 of 8
(director from Jan. 1/07 to May 23, 2007)

F.W. King	Audit (Chair)	5 of 5	13 of 14
	Corporate Governance	2 of 2
	Environmental, Health & Safety	0 of 0
17     INFORMATION CIRCULAR

		Committee	Board
		Meetings	Meetings
Director	Committee Memberships[1]	Attended	Attended

D.P. Owen	Audit	4 of 5	14 of 14
	Corporate Governance	2 of 2
	Environmental, Health & Safety (Chair)	0 of 0

G.J. Turcotte	Corporate Governance	1 of 1	5 of 5
(Director from Jan. 1/07 to	Environmental, Health & Safety	0 of 0
May 2/07)	Human Resources and Compensation	3 of 4

B.V. Walter	Audit	4 of 5	12 of 14
	Corporate Governance	2 of 2
	Human Resources and Compensation	3 of 3

Total Attendance Rate		94%	96%

1.	Except for its Corporate Governance Committee, which consists of all of the independent directors of the Corporation, the Board periodically rotates its committee memberships. As a result, on May 2, 2007, the composition of the committees of the Board changed. The committees of the Board (other than the Corporate Governance Committee) were as follows from January 1 to May 2, 2007: Audit — F.W. King, D.P. Owen and B.V. Walter; Human Resources and Compensation — N. Carragher, R.G.H. Downer and G.J. Turcotte; Environmental, Health & Safety — N. Carragher, D.P. Owen and G.J. Turcotte. The committees of the Board were as follows from May 2, 2007 to December 31, 2007: Audit — F.W. King, D.P. Owen and B.V. Walter; Human Resources and Compensation — N. Carragher, R.G.H. Downer and B.V. Walter; Environmental, Health & Safety — D.P. Owen, N. Carragher and F.W. King.
Orientation and Continuing Education
     (a) Immediately following appointment, new directors are provided with historic information, current strategic plans for the Corporation and its subsidiaries, and materials summarizing issues relating to the Corporation. New directors are also briefed by the chairman of the Board, by the Chief Executive Officer of the Corporation, and by the chairmen of the committees of the Board to which they are appointed, if any, as well as by senior management of the subsidiaries of the Corporation, and receive tours of the facilities of the Corporation and its subsidiaries.
     (b) The Board and its committees receive periodic reports from Management and external advisors as to new developments in regard to corporate governance and in regard to other issues affecting the Corporation.
Ethical Business Conduct
     (a) The Board has adopted a Code of Conduct and Ethics for Directors, Officers and Employees and a Finance Code of Conduct for Chief Executive and Senior Financial Officers (the “Codes”). The Codes have been filed on and are accessible through SEDAR at www.sedar.com. Copies of the Codes may also be obtained, upon request, from the Corporation at Suite 201, 1503 — 77 Avenue, Edmonton, Alberta, T6P 1M8, Attention: Vice President, General Counsel and Corporate Secretary.
          The Board expects directors, officers and employees to act ethically at all times and to acknowledge their adherence to the policies comprising the Codes. Any material issues regarding compliance with the Codes are brought forward by Management at either the Board or appropriate committee meetings, or are referred to the senior executive officers of the Corporation, as may be appropriate in the circumstances. The Board and/or appropriate committee or senior executive officers determine what remedial steps, if any, are required. Any waivers from the Codes that are granted for the benefit of a director or an employee may be granted only by the Board or by the Corporate Governance Committee or the Audit Committee. No waiver has ever been granted under the Codes.
     (b) Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.
     (c) The Corporation has adopted a Disclosure Policy, an Insider Trading Policy and a Whistleblower Policy.
INFORMATION CIRCULAR     18

Nomination of Directors
     (a) The Corporate Governance Committee is mandated to recruit and consider director candidates and to make recommendations to the Board. In so doing, the Corporate Governance Committee considers, in addition to any other factors it deems relevant: (i) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; (iii) the competencies, skills and background each nominee will bring to the Board; (iv) the time that each nominee will have available to devote to the Corporation’s business; and (v) whether the nominee will be an independent director. Directors are encouraged to identify potential candidates. An invitation to stand as a nominee for election to the Board will normally be made to a candidate by the Board through the chairman of the Board or his delegate.
     (b) The Corporate Governance Committee is composed of Messrs. Carragher, Delaney, Downer, King, Owen and Walter, all of whom are independent.
     (c) In addition to recruiting and considering director candidates, the Corporate Governance Committee’s mandate includes annually reviewing the competencies, skills and personal qualities applicable to candidates to be considered for nomination to the Board. The objective of this review is to maintain the composition of the Board in a way that provides, in the judgment of the Board, the best mix of competencies, skills and experience to provide for the overall stewardship of the Corporation.
Compensation
     (a) See “Human Resources and Compensation Committee Report on Executive Compensation” above for a description of how the compensation for the directors and officers of the Corporation is determined.
     (b) The Human Resources and Compensation Committee is composed of Messrs. Carragher, Downer and Walter.
     (c) The Human Resources and Compensation Committee has the responsibility of annually reviewing and approving the compensation package for Management. The Human Resources and Compensation Committee also reviews and approves changes to the Corporation’s compensation policies in respect of matters such as pension plans and employee benefit plans. Lastly, the Human Resources and Compensation Committee approves the hiring of management recruited from outside the Corporation, as well as the promotion of management within the Corporation.
     (d) No compensation consultant or advisor was retained in 2007.
Other Board Committees
     (a) Due to the discontinued operations of the Corporation’s iFire subsidiary and the sale of the Corporation’s real estate in Fort Saskatchewan, on February 15, 2008 the Board disbanded the Environmental, Health & Safety Committee and its function will be taken on by the Corporate Governance Committee.
Assessments
     (a) The Corporate Governance Committee is responsible for making regular assessments of the overall performance, effectiveness and contribution of the Board and each committee, the chairman of the Board, each committee chairman and each director, and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. In addition to any other matters the Corporate Governance Committee deems relevant, the assessments will consider in the case of the Board or a committee, the applicable mandate or charter, and in the case of individual directors, the applicable position descriptions, as well as the competencies and skills each individual director is expected to bring to the Board.
19     INFORMATION CIRCULAR

OTHER INFORMATION
Interest of Certain Persons and Companies in Matters to be Acted Upon
     Except as disclosed herein, Management of the Corporation is not aware of any material interest of any director or senior officer, or anyone who held office as such since the beginning of the Corporation’s last financial year, or of any associate or affiliate of any of the foregoing persons, in any matter to be acted upon at the Meeting other than the election of directors.
Interest of Informed Persons in Material Transactions
     Management of the Corporation is unaware of any material interest, direct or indirect, of any “informed person” (as such term is defined in National Instrument 51-102 — Continuous Disclosure Obligations) of the Corporation, or any associate or affiliate of any such individual or of the Corporation, in any transaction since the beginning of the last completed financial year of the Corporation or any of its subsidiaries.
Additional Information
     Further financial information is provided in the Corporation’s consolidated financial statements for the fiscal year ended December 31, 2007 and management’s discussion and analysis of the results thereon. Shareholders wishing to receive a copy of such materials should mail a request to the Vice President, General Counsel and Corporate Secretary of the Corporation at Suite 201, 1503 — 77 Avenue, Edmonton, Alberta, T6P 1M8.
     Additional information relating to the Corporation is also available free of charge on SEDAR at www.sedar.com.
INFORMATION CIRCULAR     20